FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6667 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 25, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: July 25, 2006

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India

Tata Motors and Fiat Group announce three additional cooperation agreements

MUMBAI, July 25, 2006: Tata Motors and Fiat Group have announced today the signing of a Memorandum of Understanding to establish an industrial joint-venture in India to manufacture passenger vehicles, engines and transmissions for the Indian and overseas markets. Both Fiat and Tata vehicles are expected to be manufactured in the same industrial facility.

Fiat will introduce, among others, its premium cars for B and C segments (Fiat Grande Punto and the new Fiat sedan) and its successful small diesel engine. The facilities, based in Ranjangaon, Maharashtra, at regime, are expected to exceed an overall output of 100,000 cars and 250,000 engines and transmissions.

Fiat and Tata also announced today they have agreed to enter into a 60 days study aimed at exploring industrial and commercial cooperation in Latin America. In particular, the study will be focused on different vehicles, especially utility vehicles and pickups and on exploring the opportunity of using the existing Fiat production facilities in Cordoba, Argentina. Products manufactured there would be sold in various Latin American and overseas markets under both Fiat and Tata brands.

While definitive shareholder, licensing and other agreements are being finalised, the signing of the M.O.U. for Indian operations and the study of the cooperation in Latin America reflect a growing commitment of the two organisations to work together and leverage mutual strengths to address key markets through a combined, complementary product portfolio and exchanges of technology.

In his statement, Mr. Sergio Marchionne, Chief Executive Officer of Fiat Group, said, "As we said at the time we signed the distribution agreement in India, this is a strategic partnership which is evolving by leveraging on the respective strengths and continuously identifying new opportunities to be jointly exploited. Not only in India but also on a global scale."

In his statement, Mr. Ratan N. Tata, Chairman of the Tata Group and Tata Motors, said, "This is the beginning of what promises to be a far-reaching, long term relationship between Fiat Group and Tata Motors. Both companies have complementary strengths, convergent objectives and shared values. Together, we can meaningfully address markets in India and other select geographies, combining technologies, products and human skills of both organisations."

About Fiat Group

Founded in 1899, Fiat is an industrial enterprise focused on the automotive sector, serving customers in more than 190 countries around the world with an annual turnover of about 47 billion euro.

With some 170,000 employees in 120 R&D centres and 189 plants worldwide, the Fiat Group is a global leader in the production of passenger cars (Fiat, Lancia, Alfa Romeo, Maserati and Ferrari) agricultural and construction equipment (CNH Case New Holland), industrial vehicles (Iveco), production systems (Comau) and automotive components (Magneti Marelli and Teksid). www.fiatgroup.com

About Tata Motors

Tata Motors, the flagship company of the Tata Group, is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 3 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger cars. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are already being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea's second largest truck maker, in 2004. In 2005, it acquired a 21% stake in Hispano Carrocera, the reputed Spanish bus and coach manufacturer. In 2006, the company set up a joint venture with Marcopolo, the Brazil-based global leader in body-building for buses and coaches. Besides India, Tata Motors has R&D centres in South Korea, Spain and the UK.

For more information please contact:

On Tata Motors

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 22 6665 7209
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: +91 9821611560
Email: suresh@vccpla.com/rangs233@gmail.com

On Fiat
Marius D'lima
Head-Corporate Communications
Fiat India Pvt. Ltd.
Tel: +91 98201 29889
Email: marius.d'lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiatgroup.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.